Exhibit 1
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VIA FACSIMILE & U.S. MAIL

June 27, 2002

Mr. A. James Dearlove
President & C.E.O.
Penn Virginia Corporation
One Radnor Corp Center, Suite 200
100 Matsonford Road
Radnor, PA  19087-4515


Dear Mr. Dearlove:

As you are aware, certain entities controlled by Third Point Management Company L.L.C. ("Third Point") own over 5% of Penn Virginia Corporation (the "Company"), making us one of its largest shareholders. Nevertheless neither you nor the Company's Chief Financial Officer had the courtesy to return the phone calls that I placed to you on June 25th prior to last night's announcement despite the fact that the Company was at the time evaluating a proposal that was, and remains of the utmost importance to shareholders.

As we set forth in our 13D filing of February 19, 2002, we believe that Company shares trade at a significant discount to the Company's intrinsic value. In that letter we recommended various means that Penn Virginia could employ to boost its sagging share price, including a sale of the Company, share repurchases and growing the asset base of Penn Virginia Resource Partners. We also suggested that the Company cease making acquisitions of oil and gas properties given the Company's ill-conceived acquisition of Synergy Oil at the height of the natural gas market. In our view, had you followed the path to value realization outlined in our filings, Company shares would trade in the $40's on a stand-alone basis.

Rather than heed our advice, management and its compliant Board of Directors issued a number of directives with the only apparent goal of enriching management and further



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entrenching their position. Specifically, you rewarded yourselves with an overly generous, and in our view undeserved, options package, gave yourselves egregious golden parachute agreements and concurrently lowered the trigger on the poison pill from 15% to 10%. In response to these ill-advised actions taken by you and the Board of Directors, Third Point Management amended its 13D to voice our opposition to these steps and state our intention to vote our shares against all but two members of the Board in this year's proxy vote.

In our opinion, as a consequence of your various actions and inactions, the Company's shares drifted from their peak of $42 after the initial filings made by BP Capital and Third Point back to the low $30's when it became clear that management did not have a coherent strategy to address the substantial concerns we highlighted.

On June 25th, the Company received a bona fide takeover offer from BP Capital Energy Equity Fund, L.P. (the "Pickens Offer") to acquire all of the Company's shares for $40 in cash. The very next day, the Company announced that it had rejected the Pickens Offer. We are amazed, but not surprised, at the perfunctory consideration this offer received. How could you or your financial advisors possibly have evaluated Mr. Pickens's offer in such a short period of time? Furthermore, your press release attempts to dismiss summarily the Pickens offer without providing sufficient justification for this action. It would appear that the only consideration you gave was how to protect your job--a position that grows more tenuous with each incident in which you evidently place your own interests over those of your shareholders.

We are also troubled by the curious timing of the announcement of the resignation of Board Member, Richard A. Bachman. If Mr. Bachman resigned on June 14th, why did the Company wait until June 26th to announce his departure? The stated reason for Mr. Bachmans' resignation was that "the needs, requirements and growing time commitment associated with his role as President and Chief Executive Officer of Energy Partners, Ltd. (NYSE: EPL) could conflict with his time commitment and duties as a director of Penn Virginia." One can only wonder why suddenly, after over three years of serving both EPL and the Company, the time commitment became too burdensome for Mr. Bachman who had served as C.E.O. of EPL since January 1998. One could reasonably conjecture that Mr. Bachman, particularly in this era of



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increased scrutiny of directors of public companies, was concerned about the liability of being associated with a company board that is so insensitive to the needs and rights of its shareholders.

Without commenting on the adequacy of price offered by Mr. Pickens, we believe it is essential that the Company pursue discussions with Mr. Pickens and make available to him relevant information that he has requested. We do not believe that Mr. Pickens is the only buyer interested in the Company. In fact, we have had informal discussions with a publicly traded, potential strategic buyer (the "Strategic Buyer") that expressed interest in making a friendly offer to purchase the Company subject to further due diligence. Accordingly, based on the Pickens Offer, the existence of the Strategic Buyer and our belief that an auction would bring out numerous other buyers of some or all of the Company's assets at a premium to current prices, we insist that the Company:

     o immediately retain a financial advisor to evaluate the Pickens Offer, engage in discussions with Pickens and the Strategic Buyer and solicit additional offers via an auction,

     o appoint a committee of outside directors to evaluate all potential offers and other financial alternatives, and

     o failing consummation of a sale of the Company, take immediate steps to place the Company's oil and gas assets into a new company to be spun off to shareholders.

Based on my discussions with shareholders, it is our firm conviction that management does not have the support of the majority of its current shareholders. You can expect that since our initial 13D filing and in the coming days and weeks, an increasing number of your shareholders will be of a type sympathetic to Third Point's position. Notwithstanding the protection afforded by Virginia State takeover law, the Company's recently amended poison pill provision and the "business judgment rule," we and our advisors believe that the Company's Articles of Incorporation and Bylaws provide for the will of the shareholders to be determined either via a proxy contest or an initiative to be introduced at the Company's next annual



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meeting. We are prepared to initiate such a contest or introduce such an initiative should you and the Board of Directors fail to enter into discussions with Mr. Pickens and other potential acquirers.

Since our involvement last February, I have heard repeated reports that you have characterized Third Point in essence of being "quick buck artists" who are not committed to their investment in the Company. Were that true, and given the low basis for our shares, one would have expected us to "cash in our chips" in the recent rally in your shares. On the contrary, we have added 100,000 shares to our position, bringing our total stake to 600,000 shares or 6.7%. We look forward to working with the Company to build value for all shareholders.



Sincerely,

/s/ Daniel S. Loeb

Daniel S. Loeb